Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO COMMENTS ON TRANSACTION STATUS

Toronto, July 20, 2006 — Inco Limited made the following statement today on the status of the decision facing Falconbridge shareholders:
“The shareholders of Falconbridge have a clear decision to make by July 27 and it is in their interest to bear a few facts in mind.
First, Inco is making the superior offer. It has the highest value and provides the greatest potential to benefit from very strong nickel and copper markets. Both short and long-term shareholders will benefit from the strong profits and cash flow of the new company. Why turn that over to Xstrata?
Second, Falconbridge shareholders can be sure of what they are getting by tendering to Inco’s offer on July 27. On July 28, Xstrata will not need to be nearly as ‘shareholder friendly’ as it appears today. There can be no assurance they will not start accumulating shares at lower prices, once the support of the Inco offer is gone. At that point, Xstrata will have the opportunity to gain effective control without paying full price.
Third, Inco’s offer is unconditional and Xstrata’s bid remains conditional. Xstrata requires Investment Canada approval and still do not have it. Xstrata also requires a shareholder vote.
On July 27 Falconbridge shareholders will have a choice between two distinct options. Their best interests are with the certainty of Inco’s offer.”
Cautionary Statement Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited and regarding Inco’s proposed plan of arrangement with Phelps Dodge, including statements regarding the consideration payable pursuant to Inco’s increased offer for Falconbridge and the proposed plan of arrangement involving Inco and Phelps Dodge. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, the risk that Inco’s Offer will be unsuccessful for any reason, the risk that the Inco-Phelps Dodge arrangement transaction will be unsuccessful for any reason and the other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005 and July 14, 2006, registration statements on Form F-8, which include Inco’s offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), amendments thereto and other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY

STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO’S PROPOSED COMBINATION WITH PHELPS DODGE.
Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively.
Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statements, the Solicitation/Recommendation Statement and Inco’s, Falconbridge’s and Phelps Dodge’s other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The proxy statement may also be obtained free of charge at www.sec.gov and the Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by contacting Inco’s media or investor relations departments.

July 20, 2006
IN 06/37
For further information:

Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com